SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                             Cleveland BioLabs, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.005 per share
                         (Title of Class of Securities)


                                    185860103
                                 (CUSIP Number)

                                 July 13, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 185860103                                                      2 of 6

                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                      Only)
         1
                      Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)

         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                                        (b)  |_|

         3            SEC USE ONLY

         4            CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

          NUMBER OF                    SOLE VOTING POWER
                                 5
            SHARES                     0

         BENEFICIALLY                  SHARED VOTING POWER
                                 6
        OWNED BY EACH                  689,400 shares of Common Stock
       (See Item 4)

          REPORTING                    SOLE DISPOSITIVE POWER
                                 7
         PERSON WITH                    0

                                       SHARED DISPOSITIVE POWER
                                 8
                                       689,400 shares of Common Stock
                                                              (See Item 4)

                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
         9
                      689,400 shares of Common Stock (See Item 4)

                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES                                         |X|
         10

                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11
                      5.4% (See Item 4)

                      TYPE OF REPORTING PERSON
         12
                      IN

Item 1(a).        Name of Issuer:

                  Cleveland BioLabs, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  73 High Street
                  Buffalo, New York  14203

Items 2(a),
(b) and (c).      Name of Persons Filing,  Address of Principal  Business Office
                  and Citizenship:

                  This  Schedule   13G is  being  filed on behalf of Michael  A.
                  Roth and  Brian J. Stark, as joint  filers  (collectively, the
                  "Reporting   Persons").

                  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as
                  Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item  2(d).       Title of Class of Securities:

                  Common Stock, par value $0.005 per share (the "Common Stock")

Item 2(e).        CUSIP Number:

                  185860103

Item 3.           Not applicable.

Item 4.           Ownership.

                  (a)   Amount beneficially owned:

                        689,400 shares of Common Stock*

                  (b)   Percent of class:

                        Based on 12,597,279 shares of Common Stock outstanding as indicated in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and 177,000 shares of Common Stock issuable upon exercise of certain warrants held by the Reporting Persons, the Reporting Persons hold approximately 5.4%* of the issued and outstanding Common Stock of the Issuer.

                  (c)   Number of shares to which such person has:

                        (i)     Sole power to vote or direct the vote: 0

                        (ii) Shared power to vote or direct the vote: 689,400 shares of Common Stock*

                        (iii) Sole power to dispose or to direct the disposition of: 0

                        (iv)    Shared   power  to   dispose  of  or  direct the
                                disposition of: 689,400 shares of Common Stock*

                  *The Reporting Persons beneficially own an aggregate of 689,400 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.

                  All of the foregoing represents an aggregate of 689,400 shares of Common Stock held directly by SF Capital Partners Ltd. ("SF Capital"). The Reporting Persons are the Managing Members of Stark Offshore Management LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

                  The foregoing amount of Common Stock and percentage ownership includes 177,000 shares of Common Stock issuable upon exercise of certain Warrants.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of a Group.

                  Not applicable


Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2009



                                           /s/ Michael A. Roth
                                           Michael A. Roth



                                           /s/ Brian J. Stark
                                           Brian J. Stark

                                  SCHEDULE 13G
CUSIP NO. 185860103

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT



In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 689,400 shares of Common Stock of Cleveland BioLabs, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on July 23, 2009.


                                         /s/ Michael A. Roth
                                         Michael A. Roth



                                         /s/ Brian J. Stark
                                         Brian J. Stark